

August 4, 2011

Via Facsimile
Mr. Pu Yue
Chief Executive Officer
China Cablecom Holdings, Ltd.
Suite 4612, Tower 1
Plaza 66
No.1266 Nanjing West Road
Shanghai, 200040
People's Republic of China

> **Re: China Cablecom Holdings, Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed July 1, 2010**
> **File No. 001-34136**

Dear Mr. Pu Yue:

We have reviewed your supplemental response letter dated July 7, 2011 as well as your filing. Except where indicated, please amend your filing in response to our comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

Note 4. Recent Changes in Accounting Standards, page F-18

1. We note your responses to prior comments 1, 2, 3 and 4 from our letter dated June 22, 2011. We also note that ASU 2009-17 revised the primary beneficiary analysis requiring that a reporting entity with a variable interest or interests that provide the reporting entity with a controlling financial interest in a variable interest entity (VIE) will have both of the following characteristics: a) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, and b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. Upon review of

the enumerated rights and powers held by the state-owned enterprises (SOE's), it appears that both the Hubei SOE and Binzhou SOE possess the power to direct the activities that most significantly impact the economic performance of Hubei Chutian and Binzhou Broadcasting, respectively. In light of the SOE's rights and powers as outlined in your most recent response letter, which also include our consideration of the SOE's control of the board of directors and ability of such boards to appoint the general manager to run each entity, it appears that JYNT does not hold the controlling financial interest in either Hubei Chutian or Binzhou Broadcasting, and thus, is not the primary beneficiary. Accordingly, we believe you should not consolidate your interests in these VIEs upon your adoption of ASU 2009-17. Please revise or advise.

2. We note from your response to comment 3 of our letter dated June 22, 2011, that Hubei SOE appoints 3 directors and JYNT appoints 2 directors to the Board of Hubei Chutian. Please tell us the total number of members of the Hubei Chutian board of directors. Also, further explain to us the requirement that 2/3 of the directors approve certain decisions of the Board. Tell us how many members of the board must vote in favor in order to approve the activities identified in your comment response.

3. We note from your response to comment 4 of our letter dated June 22, 2011, that Binzhou SOE appoints 3 directors and JYNT appoints 2 directors to the Board of Binzhou Broadcasting. Please tell us the total number of members of the Binzhou Broadcasting board of directors. Also, further explain to us the requirement that 2/3 of the directors approve certain decisions of the Board. Tell us how many members of the board must vote in favor in order to approve the activities identified in your comment response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at (202) 551-3310 or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director